DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                              Houston, Texas 77056

                                                                   June 19, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649
Attention: H. Roger Schwall, Assistant Director

      RE:   Dune Energy, Inc. (the "Company");
            Form SB-2 of the Company (the "SB-2"),
            File No. 333-132978, originally filed April 4, 2006, Amendment No. 1 to Form SB-2 filed May 19, 2006 and Amendment No. 2 to Form SB-2 filed June 1, 2006

Dear Sirs:

      Dune Energy, Inc., a Delaware corporation, respectfully requests that the Commission issue its order declaring the above-referenced Registration Statement on Form SB-2 to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, prior to 9:30 AM on Wednesday, June 1, 2006, or as soon thereafter as may be practicable.

      The Company acknowledges and confirms to the Commission that:

      o should the Commission or the Staff, acting pursuant to delegated authority, declare the SB-2 effective, it does not foreclose the Commission from taking any action with respect to the SB-2;

      o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the SB-2 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the SB-2; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       DUNE ENERGY, INC.


                                       By: /s/ Hugh Idstein
                                           -------------------------------------
                                           Hugh Idstein, Chief Financial Officer


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